UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-37429

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXPEDIA RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Expedia, Inc.

333 108th Avenue NE

Bellevue, WA 98004

Expedia Retirement Savings Plan

Financial Statements and

Supplemental Information

December 31, 2014 and 2013

and for the Year Ended December 31, 2014

Note: All other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Administration Committee

Expedia Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 19, 2015

Expedia Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value	$369,920,635	$324,079,592
Notes receivable from participants	5,600,338	4,415,308
Contribution receivable	—	2,416
Other receivable	—	10,437

Net assets available for benefits, at fair value	375,520,973	328,507,753

Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(175,553)	(174,416)

Net assets available for benefits	$375,345,420	$328,333,337

See accompanying notes.

Expedia Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions:
Participant contributions	$38,546,184
Employer contributions	11,592,734
Rollover contributions	5,491,432
Net realized and unrealized appreciation in fair value of investments	9,008,397
Dividend and interest income on investments	13,835,391
Interest income on notes receivable from participants	206,004

Total additions	78,680,142

Deductions:
Benefits paid to participants	31,225,791
Administrative expenses	442,268

Total deductions	31,668,059

Net increase in net assets available for benefits	47,012,083

Net assets available for benefits at:
Beginning of year	328,333,337

End of year	$375,345,420

See accompanying notes.

Notes to Financial Statements

1. Description of the Plan

The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company” or “Expedia”) who have reached the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are automatically enrolled in the Plan upon satisfying its eligibility requirements. When enrolled, such employees are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan document) and to make an election to invest in a qualified default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election and/or designated investment options. The qualified default investment funds are various Vanguard Target Retirement Funds.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 50%, and after-tax contributions ranging from 1% to 10%, of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options.

There are two types of Company contributions available under the Plan. The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary matching and/or profit sharing contributions. During the year ended December 31, 2014, no discretionary matching and/or profit sharing contributions were made to the Plan.

Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.

Notes to Financial Statements (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and then to pay the expenses of operating the Plan and the related trust. The balances of forfeited accounts at December 31, 2014 and 2013 were $506,416 and $454,008, respectively. During 2014, $891,674 of the forfeited amounts was used to fund Company contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of 5 years. Loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan document. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date. As of December 31, 2014, the rates of interest on outstanding loans ranged from 4.25-9.25% with various maturities through 2029.

Payment of Benefits

Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive whole shares of such Expedia stock and cash for any excess fractional shares. Participants reaching the age of 59 1⁄2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan document) participants may withdraw some or all of the vested portion of their account balances up to the amount of the hardship, subject to the requirements of the Plan document. Participants may withdraw some or all of their rollover or after-tax contributions at any time. Participants who meet the requirements for a qualified reservist distribution described in the Plan document may withdraw some or all of their pre-tax salary deferral contributions while on active duty.

Notes to Financial Statements (continued)

Administrative Expenses

Expenses to administer the Plan are substantially paid by participants through quarterly fees charged to their accounts, transaction fees and revenue sharing from certain investments. To the extent not paid by participants, administrative expenses are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio (“MIP”) stable value common collective trust fund. The statements of net assets available for benefits present the fair value of the investment in the MIP as well as the adjustment of the investment in the MIP from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis related to the Plan’s MIP investment.

Benefit Payments

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of the Plan’s interest in the MIP is based on the net asset value of the underlying investments reported by the issuer of the common collective trust at year-end. The Plan’s interest in the MIP is calculated by applying the Plan’s ownership percentage in the MIP to the total fair value of the MIP. The underlying assets owned by the MIP consist primarily of readily marketable fixed income securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable from participants.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. The Plan has evaluated subsequent events through the date on which the financial statements are issued.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification (“ASC”) Topic 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Benefit Plans Administration Committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

3. Fair Value of Investments

The Plan’s investments are measured at fair value on a recurring basis. ASC Topic 820

Notes to Financial Statements (continued)

describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Quoted prices for identical or similar assets or liabilities in markets that are not considered to be active or identical or similar financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plan’s money market funds, mutual funds, equity securities, and self-directed brokerage accounts are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in a common collective trust which does not have any restrictions to daily trading by participants and for which the valuation is based on the net asset value of the underlying investments. Therefore, the common collective trust is classified as Level 2.

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$124,660,344	$—	$124,660,344
Large Cap	90,369,833	—	90,369,833
Mid Cap	44,024,717	—	44,024,717
International	34,889,803	—	34,889,803
Income Funds	21,418,586	—	21,418,586
Small Cap	20,776,281	—	20,776,281
Investments in self-directed brokerage accounts	9,718,759	—	9,718,759
Investments in Expedia, Inc. common stock	12,051,742	—	12,051,742
Investments in common collective trust	—	12,010,570	12,010,570

Total Investments at Fair Value	$357,910,065	$12,010,570	$369,920,635

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Mutual Funds
Blended Funds	$101,929,452	$—	$101,929,452
Large Cap	76,621,684	—	76,621,684
Mid Cap	41,206,603	—	41,206,603
International	33,941,730	—	33,941,730
Income Funds	19,354,490	—	19,354,490
Small Cap	20,750,962	—	20,750,962
Investments in self-directed brokerage accounts	9,419,017	—	9,419,017
Investments in Expedia, Inc. common stock	9,284,264	—	9,284,264
Investments in common collective trust	—	11,571,390	11,571,390

Total Investments at Fair Value	$312,508,203	$11,571,390	$324,079,592

Notes to Financial Statements (continued)

4. Investments

The Plan’s net appreciation in value of investments (including investments purchased, sold, and held during the period) as determined by quoted market prices, for the year ended December 31, 2014 is as follows:

Registered investment companies	$6,863,723
Expedia, Inc. common stock	2,144,674

Total net realized and unrealized appreciation in fair value of investments	$9,008,397

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
Fidelity ContraFund K	$42,391,640	$38,781,135
Vanguard Target Retirement Fund 2045	27,392,617	21,515,051
Fidelity Low- Priced Stock K Fund	26,905,666	24,839,908
Spartan 500 Index Fund	26,617,869	19,300,872
Vanguard Target Retirement Fund 2040	26,019,982	22,235,798
Vanguard Target Retirement Fund 2035	23,074,045	19,856,106
Fidelity Diversified International K Fund	*	16,457,342

*	Investment did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2014.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated June 2, 2015, stating that the Plan, as restated effective January 1, 2013, is qualified under Section 401(a) of the Internal Revenue Code and therefore entitled to favorable tax treatment. The favorable determination letter is subject to the adoption of additional amendments that were proposed to the IRS as part of this letter process.

In line with GAAP, the Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator’s knowledge, there are currently no audits in progress for any tax periods.

Notes to Financial Statements (continued)

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits, per the financial statements	$375,345,420	$328,333,337
Less: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	(175,553)	(174,416)

Net assets available for benefits at fair value, per the Form 5500	$375,520,973	$328,507,753

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

2014
Net increase in net assets available for benefits, per the financial statements	$47,012,083
Plus: Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit-responsive investment contracts	1,137

Net income, per the Form 5500	$47,013,220

8. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds and units of participation in a common collective trust fund managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services were $80,880 for the year ended December 31, 2014.

At December 31, 2014 and 2013, the Plan held 141,173 and 133,265 shares, respectively, of common stock of the Company, with a cost basis of $6,021,506 and $4,820,003, respectively, and fair value of $12,051,742 and $9,284,264, respectively. During the year ended December 31, 2014, the Plan recorded $89,820 in dividend income on the common stock of the Company.

Supplemental Information

Expedia Retirement Savings Plan

EIN: 91-1996083 Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including, Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

(a)
	Registered investment companies:
	Vanguard Target Retirement Fund 2010	14,715 shares	$387,302
	Vanguard Target Retirement Fund 2015	148,202 shares	2,266,006
	Vanguard Target Retirement Fund 2020	205,166 shares	5,839,033
	Vanguard Target Retirement Fund 2025	516,552 shares	8,538,612
	Vanguard Target Retirement Fund 2030	499,533 shares	14,506,429
	Vanguard Target Retirement Fund 2035	1,293,388 shares	23,074,045
	Vanguard Target Retirement Fund 2040	874,327 shares	26,019,982
	Vanguard Target Retirement Fund 2045	1,468,773 shares	27,392,617
	Vanguard Target Retirement Fund 2050	443,109 shares	13,124,886
	Vanguard Target Retirement Fund 2055	103,023 shares	3,294,674
	Vanguard Target Retirement Income Fund	16,790 shares	216,757
*	Fidelity ContraFund K	433,010 shares	42,391,640
*	Fidelity Diversified International K Fund	418,764 shares	14,401,288
*	Fidelity Low- Priced Stock K Fund	535,969 shares	26,905,666
	Conestoga Small Cap Fund	206,959 shares	6,974,502
*	Spartan Extended Market Fund	95,384 shares	5,263,316
*	Spartan International Fund	83,802 shares	3,119,129
*	Spartan 500 Index Fund	365,329 shares	26,617,869
	Dodge & Cox International Stock Fund	412,477 shares	17,369,387
	Goldman Sachs Small Cap Value Fund	248,010 shares	13,801,779
	Pimco Total Return Fund	1,510,008 shares	16,096,687
	TimesSquare Midcap Growth Fund	639,468 shares	11,855,736
	MainStay Large Cap Growth Fund	1,379,233 shares	14,426,772
	Affiliated Managers Group Value Fund	604,495 shares	6,933,552
	Vanguard Total Bond Market Index Fund	489,595 shares	5,321,898

	Total registered investment companies		336,139,564
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio Fund	11,835,017 units	12,010,570
	Common stock:
*	Expedia, Inc. common stock	141,173 shares	12,051,742

	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks	9,718,759

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.25%, maturing through 2029	5,600,338

			$375,520,973

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date: June 19, 2015	By:	/s/ Connie Symes
Connie Symes
Chair of Benefit Plans Administration Committee
Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP